Mail Stop 4561

December 21, 2007

Robert L. Levy
625 Madison Avenue
New York, NY 10022

Re:     **Centerline Holding Company**
**Form 10-K for Fiscal Year Ended December 31, 2006**
**Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007, and**
**September 30, 2007**
**File No. 001-13237**

Dear Mr. Levy:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 8 - Financial Statements and Supplementary Data, page 60

Note 1 – Summary of Significant Accounting Policies, page 69

C – Investment in Mortgage Revenue Bonds, page 71

1.      Refer to the fourth paragraph under this heading. The discussion of how the company accounts for its mortgage revenue bonds when they are considered to be impaired should be expanded to address how the company accesses whether or not there has been an other than temporary impairment of the bonds and if such is identified, the subsequent accounting. Please show us how you will revise the disclosure in future filings to address

this. We note the more expansive disclosure in Management and Discussion Analysis on page 52 related to this issue as well as the disclosure in Note D related to the other than temporary impairment of other investments.

Item 9 – Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 131

Item 9A – Controls and Procedures, page 131

2.      We note management's assessment does not include internal controls of ARCap, as the business was acquired in August 2006.  Please tell us what consideration was given to disclosing the significance of the acquired business to the company's consolidated financial statements as required by the SEC's *Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports*.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant